T. ROWE PRICE GROUP REPORTS THIRD QUARTER 2012 RESULTS

Assets Under Management Increase to $574.4 billion

BALTIMORE (October 24, 2012) - T. Rowe Price Group, Inc. (NASDAQ-GS: TROW) today reported its third quarter of 2012 results, including net revenues of $769.7 million, net income of $247.3 million, and diluted earnings per common share of $.94. These results include realized gains of $31.2 million, or
$.07 per share after income taxes, from the sale of certain of the firm's investments in sponsored mutual funds to seed sponsored portfolios in support of the firm's distribution efforts outside the United States. On a comparable basis, net revenues were $679.4 million, net income was $185.5 million, and diluted earnings per common share was $.71 in the third quarter of 2011.

Investment advisory revenues for the third quarter of 2012 increased $83.4 million to $661.4 million from the comparable 2011 period, as average assets under management were up $67.3 billion, or 14%. Assets under management at September 30, 2012 totaled a record $574.4 billion, an increase of $32.7 billion from $541.7 billion at June 30, 2012. Net cash inflows in the third quarter of 2012 were $4.3 billion, including $2.2 billion originating in the target-date retirement portfolios. Market appreciation and income increased assets under management by $28.4 billion.

At September 30, 2012, assets under management included $342.9 billion in T. Rowe Price mutual funds distributed in the United States, and $231.5 billion in other managed investment portfolios. The firm's target-date retirement portfolios had assets under management at September 30, 2012 of $86.1 billion, including $77.6 billion in target-date retirement funds and $8.5 billion in target-date retirement trusts.

Results for the first nine months of 2012 include net revenues of $2.2 billion, net income of
$651.6 million, and diluted earnings per common share of $2.48, an increase of 13% from the $2.20 per share in the first nine months of 2011. Net cash inflows of $21.4 billion and market appreciation and income of $63.5 billion increased assets under management $84.9 billion, or 17%, from $489.5 billion at the end of 2011.

From an investment performance standpoint, 76% of the T. Rowe Price mutual funds across their share classes outperformed their comparable Lipper averages on a total return basis for the three-year period ended September 30, 2012, 82% outperformed for the five-year period, 77% outperformed for the 10-year period, and 77% outperformed for the one-year period. In addition, T. Rowe Price stock, bond and blended asset funds that ended the quarter with an overall rating of four or five stars from Morningstar account for 75% of the firm's rated funds' assets under management. The firm's target-date retirement funds - which are designed to provide straight-forward investment and retirement planning solutions for clients - continue to deliver very attractive long-term performance, with 97% of these funds outperforming their comparable Lipper averages on a total return basis for the three- and five-year periods ended September 30, 2012.

Financial Highlights
Investment advisory revenues earned in the third quarter of 2012 from the T. Rowe Price mutual funds distributed in the United States were $458.1 million, an increase of $60.3 million, or 15%, from the comparable 2011 quarter. Average mutual fund assets under management in the third quarter of 2012 were $332.5 billion, an increase of 15% from the average for the third quarter of 2011. Money market advisory fees voluntarily waived by the firm to maintain positive yields for fund investors in the third quarter of 2012 were $8.9 million, a decrease of $1.8 million from the comparable 2011 quarter. During the first nine months of 2012, the firm waived $25.5 million in such fees compared with $26.0 million in the comparable 2011 period.

Mutual fund assets at September 30, 2012 were $342.9 billion, an increase of $21.2 billion from June 30, 2012. Net cash inflows during the third quarter of 2012 were $4.5 billion, including $2.2 billion into the stock and blended asset funds, $2.1 billion into the bond funds, and $.2 billion into the money market funds. Market appreciation and income increased mutual fund assets under management by $16.7 billion during the third quarter of 2012.

Investment advisory revenues earned in the third quarter of 2012 on the other investment portfolios increased $23.1 million compared to the 2011 quarter to $203.3 million, as average assets under management increased $23.1 billion, or 11%, to $225.3 billion. Assets under management in these portfolios at September 30, 2012 were $231.5 billion, an increase of $11.5 billion from June 30, 2012. Market appreciation and income of $11.7 billion during the third quarter of 2012 was slightly offset by
$.2 billion in net cash outflows. Investors domiciled outside the United States accounted for nearly 10% of the firm's assets under management at September 30, 2012.

Operating expenses were $410.8 million in the third quarter of 2012, up $26.6 million from the 2011 quarter due primarily to increases in compensation and related costs, distribution and servicing costs and other operating expenses. Higher compensation and related costs of $12.2 million are primarily attributable to an increase in the firm's number of associates, base salaries and the cost of employee benefits. The firm has increased its average staff size by 1.4% from the third quarter of 2011, and employed 5,295 associates at September 30, 2012.

Advertising and promotion expenditures were $17.5 million in the third quarter of 2012 compared to $19.0 million in the comparable 2011 period. The firm currently expects that its advertising and promotion expenditures for the full year 2012 will be similar to 2011 levels. The firm varies its level of spending based on market conditions and investor demand as well as its efforts to expand its investor base in the United States and abroad.

Occupancy and facility costs together with depreciation and amortization expense were $51.6 million in the third quarter of 2012, up $3.9 million compared to the third quarter of 2011. The change includes the added costs incurred to expand our facilities around the world as well as update our technology capabilities to meet increasing business demands.

Other operating expenses were $53.5 million in the third quarter of 2012, an increase of $8.1 million from the comparable 2011 period. The increase is primarily attributable to $5.4 million in certain third-party servicing costs incurred in the third quarter of 2012 in which the comparable 2011 period costs were reported as reductions of advisory and administrative fee revenues.

In addition to the $31.2 million in investment gains realized on the sale of certain sponsored mutual fund investments in the third quarter of 2012, the firm recognized $4.0 million in gains from other investments compared with losses of $1.2 million in the comparable 2011 quarter.

The provision for income taxes as a percentage of pretax income for the third quarter of 2012 is 38.2%, slightly lower than the 38.4% effective tax rate for the first nine months of 2012. The firm currently estimates its effective rate for 2012 will be 38.4%.

T. Rowe Price remains debt-free with ample liquidity, including cash and mutual fund investment holdings of $2.3 billion. The firm has expended $135.2 million to repurchase 2.3 million shares of its common stock and has invested $55.7 million in capitalized technology and facilities during the first nine months of 2012. Total capital expenditures for property and equipment are expected to be about
$100 million in 2012. These cash expenditures are being funded from operating resources.

Management Commentary
James A.C. Kennedy, the company's chief executive officer and president, commented: “Despite global economic worries, equity markets rose during the third quarter sparked by a wave of central bank actions and strong corporate earnings growth. Bond markets also posted solid gains amid demand for lower-risk assets. The resulting market appreciation, combined with healthy total net inflows, boosted the firm's ending and quarterly average assets under management to record highs for a quarter-end period.

“Corporate balance sheets generally remain healthy, equity valuations are largely reasonable, and U.S. economic growth, though subdued, is steady. Nevertheless, clarity on key fiscal issues in the U.S. and Europe and greater comfort about the global economic outlook are likely needed for stocks to extend their rally. Likewise, the environment of low yields and tighter credit spreads remains challenging for bond investors. While there is still value in some areas of the fixed income markets, total returns are likely to be lower in the coming years.

“Although it is difficult, if not impossible, to forecast global political and economic developments, we are cautiously optimistic that additional progress will be made on the eurozone sovereign debt front and can only hope that in the U.S. both parties begin to seriously address the country's looming fiscal challenges. Regardless of the outcome of the U.S. election, an agreement will need to be reached to delay major tax increases and spending reductions and for the time being keep the country from going over the proverbial 'fiscal cliff.' While this would prevent a very near-term hit to the economy, failing to address the fundamentals underlying the deficit would leave the federal government's budget on an unsustainable path for the long term and continue to weigh on business and investor sentiment.”

Other Matters
The financial results presented in this release are unaudited. The firm expects that it will file its
Form 10-Q Quarterly Report for the third quarter of 2012 with the U.S. Securities and Exchange Commission later today. The Form 10-Q Quarterly Report will include additional information on the firm's unaudited financial results at September 30, 2012.

Certain statements in this press release may represent “forward-looking information,” including information relating to anticipated changes in revenues, net income and earnings per common share,

anticipated changes in the amount and composition of assets under management, anticipated expense levels, estimated tax rates, and expectations regarding financial results, future transactions, investments, capital expenditures, and other market conditions. For a discussion concerning risks and other factors that could affect future results, see the firm's 2011 Form 10-K Annual Report.

Founded in 1937, Baltimore-based T. Rowe Price (troweprice.com) is a global investment management organization that provides a broad array of mutual funds, subadvisory services, and separate account management for individual and institutional investors, retirement plans, and financial intermediaries. The organization also offers a variety of sophisticated investment planning and guidance tools. T. Rowe Price's disciplined, risk-aware investment approach focuses on diversification, style consistency, and fundamental research.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF INCOME
(in millions, except per-share amounts)

	Three months ended		Nine months ended
Revenues	9/30/2011	9/30/2012	9/30/2011	9/30/2012
Investment advisory fees	$578.0	$661.4	$1,778.5	$1,914.4
Administrative fees	80.3	83.4	240.9	249.0
Distribution and servicing fees	20.5	24.4	54.4	70.3
Net revenue of savings bank subsidiary	.6	.5	1.7	1.5
Net revenues	679.4	769.7	2,075.5	2,235.2

Operating expenses
Compensation and related costs	251.6	263.8	743.3	786.0
Advertising and promotion	19.0	17.5	65.0	63.1
Distribution and servicing costs	20.5	24.4	54.4	70.3
Depreciation and amortization of property and equipment	18.5	20.6	53.0	59.6
Occupancy and facility costs	29.2	31.0	85.8	92.5
Other operating expenses	45.4	53.5	140.7	160.6
Total operating expenses	384.2	410.8	1,142.2	1,232.1

Net operating income	295.2	358.9	933.3	1,003.1
Non-operating investment income	1.3	41.4	10.8	53.9
Income before income taxes	296.5	400.3	944.1	1,057.0
Provision for income taxes	111.0	153.0	359.3	405.4
Net income	$185.5	$247.3	$584.8	$651.6

Net income allocated to common stockholders
Net income	$185.5	$247.3	$584.8	$651.6
Less: net income allocated to outstanding restricted stock and stock unit holders	(.9)	(1.6)	(2.6)	(3.8)
Net income allocated to common stockholders	$184.6	$245.7	$582.2	$647.8

Earnings per share on common stock
Basic	$.73	$.97	$2.27	$2.56
Diluted	$.71	$.94	$2.20	$2.48

Dividends declared per share	$.31	$.34	$.93	$1.02

Weighted average common shares
Outstanding	253.7	253.0	256.7	253.2
Outstanding assuming dilution	260.0	260.3	265.0	260.7

Investment Advisory Revenues (in millions)	Three months ended		Nine months ended
	9/30/2011	9/30/2012	9/30/2011	9/30/2012
Sponsored mutual funds in the U.S.
Stock and blended asset	$321.5	$368.1	$989.7	$1,059.6
Bond and money market	76.3	90.0	226.7	258.7
	397.8	458.1	1,216.4	1,318.3
Other portfolios
Stock and blended asset	145.7	160.2	461.3	472.1
Bond, money market and stable value	34.5	43.1	100.8	124.0
	180.2	203.3	562.1	596.1
Total	$578.0	$661.4	$1,778.5	$1,914.4

	Three months ended		Nine months ended
Average Assets Under Management (in billions)	9/30/2011	9/30/2012	9/30/2011	9/30/2012
Sponsored mutual funds in the U.S.
Stock and blended asset	$212.4	$246.4	$220.4	$237.8
Bond and money market	75.9	86.1	73.9	83.3
	288.3	332.5	294.3	321.1
Other portfolios
Stock and blended asset	145.0	159.2	152.5	156.9
Bond, money market, and stable value	57.2	66.1	54.5	64.2
	202.2	225.3	207.0	221.1
Total	$490.5	$557.8	$501.3	$542.2

			As of
Assets Under Management (in billions)			12/31/2011	9/30/2012
Sponsored mutual funds in the U.S.
Stock and blended asset			$211.7	$254.7
Bond and money market			77.7	88.2
			289.4	342.9
Other portfolios
Stock and blended asset			140.7	164.4
Bond, money market, and stable value			59.4	67.1
			200.1	231.5
Total			$489.5	$574.4

Stock and blended asset portfolios			$352.4	$419.1
Fixed income portfolios			137.1	155.3
Total			$489.5	$574.4

	Nine months ended
Condensed Consolidated Cash Flows Information (in millions)	9/30/2011	9/30/2012
Cash provided by operating activities, including $77.3 of stock-based compensation in 2012	$940.5	$861.0
Cash used in investing activities, including ($55.7) for additions to property and equipment and ($176.6) for net sponsored mutual fund investments in 2012	(131.9)	(202.2)
Cash used in financing activities, including common stock repurchases of ($135.2) and dividends paid of ($259.7) in 2012	(620.3)	(321.7)
Net change in cash during the period	$188.3	$337.1

Condensed Consolidated Balance Sheet Information (in millions)	12/31/2011	9/30/2012
Cash and cash equivalents	$897.9	$1,235.0
Accounts receivable and accrued revenue	304.5	332.2
Investments in sponsored mutual funds	764.5	1,024.2
Property and equipment	567.4	561.0
Goodwill	665.7	665.7
Debt securities held by savings bank subsidiary, other investments and other assets	570.3	587.5
Total assets	3,770.3	4,405.6
Total liabilities	349.6	546.7
Stockholders' equity, 254,828,000 common shares outstanding in 2012, including net unrealized holding gains of $137.1 in 2012	$3,420.7	$3,858.9